FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934**

For the month of May 2002

Canadian 88 Energy Corp

(Translation of registrant's name into English)

Suite 700, 400 Third Avenue SW, Calgary, Alberta, Canada T2P 4H2

(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian 88 Energy Corp.

By: ______________________

Date: May 16, 2002

Name: Donald R. Gardner
Title: Executive Vice President and Chief Financial Officer

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Canadian 88 Energy Corp.

Suite 700, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders (the "Meeting") of Canadian 88 Energy Corp. (the "Corporation") will be held in the Stephen Room of the Hyatt Regency Calgary Hotel, 700 Centre Street South, Calgary, Alberta, Canada, on Thursday, May 30, 2002 at 10:30 a.m. (local time), for the following purposes:

1. to receive the financial statements for the year ended December 31, 2001 and the auditors' report thereon;
2. to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
3. to set the number of directors to be elected at the Meeting;
4. to elect directors for the ensuing year; and
5. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the meeting are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent, Computershare Trust Company of Canada, 6th Floor, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns Common Shares registered in different names or addresses, each proxy form should be completed and returned.

The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed April 22, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of April 23, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

George W. Watson
Acting President and Chief Executive Officer

Canadian 88 Energy Corp.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

TABLE OF CONTENTS

GENERAL PROXY INFORMATION

This Information Circular is furnished to common shareholders by the management of Canadian 88 Energy Corp. (the "Corporation") in connection with the solicitation of proxies to be voted at the Annual General Meeting of holders of common shares of the Corporation (the "Meeting") to be held at 10:30 a.m. on Thursday, May 30, 2002 in the Stephen Room of the Hyatt Regency Calgary Hotel, 700 Centre Street South, Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of the Corporation. The persons named in the enclosed proxy form are directors or senior officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Computershare Trust Company of Canada ("Computershare Trust"), 6th Floor, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation at a nominal cost. The cost of solicitation will be borne by the Corporation.

Revocability of Proxies

A shareholder who has given a proxy may revoke it either by (a) signing a form of proxy bearing a later date and depositing the same with Computershare Trust prior to the close of business on the day preceding the date on which the Meeting is to be held or any adjournment thereof, or with the chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the shares represented by proxies in favour of management will be voted on such matters in accordance with the best judgement of the person voting the proxy.

Record Date

The share transfer books of the Corporation will not be closed, but the Board of Directors has fixed April 22, 2002 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Common Shares acquired after the Record Date and who have produced properly endorsed certificates evidencing such share ownership or who otherwise establish to the satisfaction of the Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to the Corporation, that their names be included in the list of shareholders, are entitled to vote at the Meeting. In addition, persons who are beneficial holders of Common Shares as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Policy Statement No. 41 of the Canadian Securities Administrators.

Voting Shares and Principal Holders Thereof

The Corporation has an authorized capital consisting of an unlimited number of common shares ("Common Shares"), an unlimited number of Class B non-voting common shares and an unlimited number of six classes of preferred shares. As at the Record Date, there were 135,528,147 Common Shares outstanding, and no Class B non-voting common shares or preferred shares. Each Common Share carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all equity shares of the Corporation, other than as set forth in the table below. Each of CDS & Co. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their participants.

Name	Number of Common Shares Held	Percentage of Common Shares Outstanding
Duke Energy Hydrocarbons, L.L.C. 5400 Westheimer Court Houston, Texas 77056	25,792,700 [(a)]	19%

Note:

(a) *Of which 24,412,500 are registered in the name of Duke Energy Hydrocarbons, L.L.C. and 1,380,200 are held by DTMSI Management Ltd., a corporation affiliated with Duke Energy Hydrocarbons, L.L.C.*

BUSINESS TO BE ACTED UPON AT THE MEETING

1. Appointment of Auditors

Shareholders will be asked at the Meeting to pass a resolution reappointing KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the Board of Directors. KPMG LLP were first appointed auditors of the Corporation in October 1998.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by shareholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution appointing KPMG LLP as auditors of the Corporation.**

2. Number of Directors

The Corporation is required by its Articles to have a minimum of one and a maximum of eleven directors. Shareholders will be asked at the Meeting to pass a resolution setting the number of directors to be elected at the Meeting at six.

The resolution setting the number of directors to be elected must be passed by a simple majority of the votes cast with respect to the resolution by shareholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution setting the number of directors to be elected at the Meeting at six.**

There is a provision in the Articles of the Corporation which permits the Board of Directors to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting. A maximum of two additional directors could be appointed between annual meetings of shareholders in this manner.

As of the date of this Information Circular, the Board of Directors is in the final stages of identifying of a new President and Chief Executive Officer of the Corporation. After the Meeting, the Board of Directors will appoint that individual as a seventh director pursuant to the above noted provision of the Articles of the Corporation.

3. Election of Directors

Shareholders will be asked at the Meeting to pass a resolution electing six directors. The persons named below are the six nominees of management for election as directors. All proposed nominees have consented to be named in this Information Circular and to serve as directors if elected. Each elected director will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution electing each of the nominees named below as directors of the Corporation. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

The table below sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Corporation presently held by him; his principal occupation at present and during the preceding five years; the period during which he has served as a director; and the number of voting shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of the date hereof.

Name and Place of Residence	Present and Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned
Nick Di Tomaso [4] Dorval, Québec	Management Consultant	June 2001	10,000
Lon C. Mitchell [1][2] Houston, Texas	Senior Vice President and Chief Financial Officer of Duke Energy North America, LLC (energy marketing and trading company) since March 2000; prior thereto, Vice President Finance and Administration of TPC/Pacificorp (gas marketing and trading company) since 1998; prior thereto, Assistant Controller, Pacificorp Inc. (electric utility company)	April 2001	Nil
John E. Panneton [2][3] Toronto, Ontario	President, Vice Chairman and a director of Dundee Securities Corporation (securities dealer) since May 1998; prior thereto, Vice Chairman, McCarvill Corporation (venture capital company) since August 1995	June 1998	28,000
D. Michael G. Stewart Calgary, Alberta	Consultant/Investor since March 2002; prior thereto, Executive Vice President, Business Development, Westcoast Energy Inc. since 1997; prior thereto, President and Chief Executive Officer of Westcoast Gas Services Inc. since 1993	Nominee	Nil

Name and Place of Residence	Present and Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned
George W. Watson [(1) (2)] Calgary, Alberta	Acting President and Chief Executive Officer of the Corporation since January 1, 2002; Executive Chairman of VerticalBuilder.com Inc. (technology application company) since January 2000; prior thereto, President and Chief Executive Officer of TransCanada PipeLines Limited (pipeline and chemicals company)	June 2001	10,000
Bruce A. Williamson [(3)(4)] Houston, Texas	President and Chief Executive Officer of Duke Energy Global Markets (international energy development, trading and marketing company) and predecessor positions with related corporations since June 1997; prior thereto, Vice President, Finance (and predecessor positions) of PanEnergy Corp. (an energy marketing company acquired by Duke Energy Corporation in 1997)	June 2001	Nil

Notes:

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Governance and Nominating Committee
(4) Member of Compensation Committee

The information as to shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Corporation's transfer agent.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

All dollar amounts in this Information Circular are, unless indicated otherwise, expressed in Canadian dollars.

Summary Compensation

The following table sets forth the compensation for the individual who served as President and Chief Executive Officer of the Corporation in 2001, and for the three other policy-making executive officers serving at December 31, 2001 whose total salary and bonus earned in 2001 exceeded $100,000. Compensation is shown for services rendered during the financial years ended December 31, 2001, 2000 and 1999. Also included is similar information for two individuals who resigned as executive officers during 2001 but whose total salary and bonus during 2001 exceeded $100,000. The six executive officers are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation Awards	All Other Compen-sation [i] ($)
Name and Principal Position	**Year**	**Salary [f] ($)**	**Bonus [g] ($)**	**Other Annual Compensation [h] ($)**	**Securities Under Options/ SARs Granted (#)**	
Joseph L. Pritchett III [a] Former President and Chief Executive Officer	2001 2000	425,250 316,926	306,431 nil		250,000 1,000,000	nil nil
Soheil Asgarpour Executive Vice President and Chief Operating Officer	2001 2000 1999	250,000 277,885 262,907	258,333 72,500 12,500	- - -	nil 450,000 500,000	nil nil nil
Donald R. Gardner [b] Executive Vice President and Chief Financial Officer	2001 2000 1999	210,417 201,154 16,667	215,667 21,000 nil	- - -	nil nil 250,000	nil nil nil
James K. Moore [c] Vice President, Land	2001	140,000	135,750	-	nil	nil
Leigh S. Bilton [d] Former Vice President, Operations	2001 2000 1999	93,846 170,192 157,897	100,000 37,625 30,000	- - -	nil 200,000 100,000	243,750 nil nil
Cameron W. Taylor [e] Former Vice President, Exploration	2001 2000 1999	141,667 157,500 177,267	128,125 41,538 25,000	- 27,700 -	nil 200,000 200,000	nil nil nil

Notes:

(a) *Mr. Pritchett commenced employment with the Corporation in March, 2000 and resigned effective January 1, 2002. He continued to serve as a director of the Corporation until February 15, 2002.*

(b) *Mr. Gardner commenced employment with the Corporation in December 1999.*

(c) *Mr. Moore commenced employment with the Corporation in 1994 and was promoted to an officer position in August 2001.*

(d) *Mr. Bilton commenced employment with the Corporation in 1992, became an officer in August 1999, and resigned in July 2001.*

(e) *Mr. Taylor resigned as Vice President, Exploration in September 2001 and is currently employed by the Corporation as a senior exploration geophysicist.*

(f) *A portion of the salary paid to Mr. Asgarpour in 1999 and 2000 was for his services as an officer of Prize Energy Inc., which was a related corporation. The Corporation's 45% interest in Prize was distributed on January 14, 2000 as a dividend to shareholders of the Corporation of record January 4, 2000. Prize subsequently changed its name to Canadian Superior Energy Inc.*

(g) *"Bonus" includes performance bonuses and retention bonuses.*

(h) *Where no amount is stated in this column, the Named Executive Officers did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. In 2000, Mr. Taylor's perquisites exceeded 10% of total annual salary and bonus, and included imputed interest benefits of $16,077 (see Indebtedness of Directors, Executive Officers and Senior Officers – Indebtedness Other Than Under Securities Purchase Programs) and other benefits.*

(i) *The amount shown for Mr. Bilton represents a severance payment made in July, 2001.*

Executive Employment Contracts and Change in Control Arrangements

The Corporation has employment contracts and change in control arrangements with each of Messrs. Asgarpour, Gardner, Moore and Taylor. Each employment contract is for an indefinite term and sets forth the scope of employment, salary, entitlement to benefits (including options), termination events, required payments on termination, and other provisions typical of such agreements.

The agreements with each of Messrs. Asgarpour, Gardner, Moore and Taylor obligate the Corporation to pay to the executive a lump sum severance payment on the occurrence of any of the following events: (a) dismissal of the executive by the Corporation without cause, (b) termination of employment by the executive for "good reason" (as described below), or (c) a change in control of the Corporation followed by termination of the officer's employment without cause or termination by the officer for good reason. The amount of the severance entitlement is as follows:

Mr. Asgarpour – three times the sum of annual salary and bonus, calculated at the highest level over the previous 24 months.

Mr. Gardner – three times the sum of annual salary and bonus, calculated at the highest level over the previous 24 months.

Mr. Moore – one and one half times the sum of annual salary and bonus, calculated at the highest level over the previous 24 months.

Mr. Taylor – the greater of one year's salary or 1/12 of one month's salary for each month of continuous service.

"Good reason" for termination by an executive includes the occurrence of a material adverse change in the officer's responsibility or status, reduction in salary, relocation, failure to continue various compensation and benefit plans (without substitution), failure to pay agreed compensation, failure by a successor entity to assume the agreement, disposition of all or substantially all of the assets of the Corporation or removal of the officer from his or her position.

The employment contract with Mr. Pritchett terminated effective January 1, 2002 with Mr. Pritchett's resignation as President and Chief Executive Officer of the Corporation. The Corporation entered into an arrangement with Mr. Pritchett effective January 1, 2002 which provided for the payment of a lump sum retiring allowance of $385,000.00 US on March 1, 2002. The arrangement also provides for the payment of an additional lump sum supplementary retiring allowance payment in the amount of $337,500.00 US if there is a change in control of the Corporation within three years of January 1, 2002.

The employment contract with Mr. Bilton terminated with Mr. Bilton's resignation as Vice President, Operations, on July 31, 2001. Pursuant to the employment contract, Mr. Bilton received a severance payment in the amount of $243,750 as shown in the above table.

Stock Options Granted and Exercised

The following two tables set forth information concerning options relating to the Named Executive Officers for the financial year ended December 31, 2001.

Option/SAR Grants During 2001

Name	Securities Under Options/SARs Granted [(a)] (#)	% of Total Options/SARs Granted to Employees in 2001	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Joseph L. Pritchett III	250,000	31.8	3.18	3.18	January 1, 2005
Soheil Asgarpour	nil	nil	nil	nil	nil
Donald R. Gardner	nil	nil	nil	nil	nil
James K. Moore	nil	nil	nil	nil	nil
Leigh S. Bilton	nil	nil	nil	nil	nil
Cameron W. Taylor	nil	nil	nil	nil	nil

Note:

(a) *The options were granted under the Corporation's share incentive option plan and are exercisable to acquire Common Shares of the Corporation at the exercise price indicated in the table.*

Aggregated Options/SAR Exercises During 2001 and December 31, 2001 Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph L. Pritchett III	nil	nil	1,250,000	nil	nil	nil
Soheil Asgarpour	nil	nil	925,000	225,000	nil	nil
Donald R. Gardner	nil	nil	166,667	83,333	nil	nil
James K. Moore	nil	nil	125,000	50,000	nil	nil
Leigh S. Bilton	100,000	139,000	350,000	nil	nil	nil
Cameron W. Taylor	nil	nil	100,000	350,000	nil	nil

On December 31, 2001, the closing price of the Common Shares on The Toronto Stock Exchange (the "TSE") was $1.80.

Incentive Stock Option Plan

Under the Corporation's 1994 share incentive option plan (the "Option Plan"), the Board of Directors or the Compensation Committee of the Board may from time to time designate directors, officers, employees or consultants of the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. Options are generally granted for a term expiring on the fifth anniversary of the date of grant and vest as to one-third on each of the first, second and third anniversaries following the date of grant.

The Option Plan was approved by the holders of Common Shares at the 1994 special and annual meeting of shareholders and an amendment was approved at the 2000 special and annual meeting of shareholders to increase the maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the

Option Plan to 13,300,000. The Option Plan complies with the current rules of the TSE relating to the exercise price of stock options and, as required by those rules, sets the maximum number of Common Shares that can be reserved for issuance pursuant to options granted under the Option Plan.

The maximum number of Common Shares currently reserved for issuance pursuant to options granted under the Option Plan is 12,302,884. As at the date of this Information Circular, the Corporation has outstanding options to purchase 9,019,017 Common Shares at an average exercise price of $3.02.

Compensation Committee

From June 2000 to April 2001, the Compensation Committee was comprised of Bradley C. Karp (Chairman), John S. Burns and James D. Raymond. In April 2001, Mr. Karp resigned as a director of the Corporation. Mr. Lon C. Mitchell was appointed to fill the vacancy created by the resignation of Mr. Karp and also served as Chairman of the Compensation Committee from April 2001 until June 2001. In June 2001, James D. Raymond (Chairman), Nick Di Tomaso and Bruce A. Williamson were appointed as the members of the Compensation Committee.

Report on Executive Compensation

The Compensation Committee administered the Corporation's executive compensation arrangements during 2001. The Committee considered the compensation arrangements for executive officers, including salaries, benefits, the establishment of bonus targets and allocation of bonuses and grants of stock options, in each case taking into account information supplied by management and obtained by Committee members independently. It is the objective of the Committee to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation, by placing more emphasis on variable compensation in order to attract, retain and motivate highly qualified personnel. This objective will link incentive compensation with the Corporation's performance and shareholder value. A recently adopted compensation guideline will result in a greater portion of the compensation of the executive officers being at risk and dependent upon increases in the Corporation's performance and stock price.

Base Salaries and Benefits

In determining the remuneration of executive officers of the Corporation, the Committee made use of informal assessments and competitive data, for comparable-sized companies within the oil and gas industry, from an industry survey. The Committee considered the Corporation's long-term interests and financial objectives as well as individual performance and achievement. The Corporation's group life, short-term disability, long-term disability, health and dental benefit plans are comparable to its industry peers and are available to all permanent employees.

Bonuses

The Corporation's cash bonus program is available to reward those employees who have made a significant contribution toward an increase in shareholder value. The allocation of bonuses to the executive officers and other key employees of the Corporation is made by taking into account the salary, term of service, position, individual and department performance in relation to the Corporation's industry peers.

An *ad hoc* Special Committee of the Board of Directors was established in early October 2000 to review strategic alternatives and identify opportunities to maximize shareholder value. The review process was completed in June, 2001. Related to this process, the Corporation paid retention bonuses to officers and employees in 2001.

Stock Options

Awards of stock options in 2001 were considered by the Board of Directors on the recommendation of the President and Chief Executive Officer and the Compensation Committee. Awards of stock options to the President and Chief Executive Officer are considered by the Board of Directors on the recommendation of the Compensation Committee. Options granted in 2001 were limited to certain new employees and to the President and Chief Executive Officer in accordance with the minimum provisions in his employment contract.

Employee Share Savings Plan

An additional element of the Corporation's compensation program is the employee share savings plan (the "ESSP"), which is available to all officers and employees. Each of the Named Executive Officers (other than Messrs. Pritchett and Bilton who are no longer employed by the Corporation) participate in the ESSP. Employees may contribute any percent of their monthly base salary to the plan. The Corporation will match the employee's contributions up to a maximum of 5% of the employee's base salary. All of the Corporation's contributions are used to purchase Common Shares of the Corporation in a RRSP account in the employee's name. If the employee sells any Common Shares out of this account, the employee is removed from the ESSP for a period of 6 months. The employee contributions are used to purchase the Common Shares of the Corporation or a variety of other investment options. The employee may sell, without consequence, investments purchased with his or her contributions. If the employee does not have adequate room in his or her RRSP eligibility then the stock is purchased in a non RRSP account. In determining contribution levels to the ESSP, the Corporation considers the fact that it does not have a pension plan.

Purchases of Common Shares with the Corporation's contributions under the ESSP are made by a trustee in the open market through the TSE. All or any portion of employee contributions under the ESSP may, at the option of the Corporation, be used to purchase Common Shares directly from treasury at the then current market price, as an alternative to the trustee purchasing Common Shares in the open market through the TSE.

The foregoing Report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

James D. Raymond (Chairman)
Nick Di Tomaso
Bruce A. Williamson

Performance Graph

The following table and graph illustrate the Corporation's cumulative total shareholder return for the last five years, based on a $100 investment compared to the five year rate of return from a similar investment in the TSE 300 index.

Year	TSE 300	Canadian 88
1996	$100.00	$100.00
1997	$114.98	$70.83
1998	$113.16	$82.50
1999	$149.04	$33.33
2000	$160.08	$67.00
2001	$139.96	$30.00


180
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
EEE
TSE 300

On April 23, 2002, the closing price of the Common Shares on The Toronto Stock Exchange was $2.43 and the closing price of the Common Shares on the American Stock Exchange was U.S. $1.56.

Compensation of Directors

Each non-employee director of the Corporation, other than the Chairman of the Board, receives an annual fee of $12,000. The Chairman of each standing committee receives an annual fee of $4,000. In 2001, the Chairman of the Board received an annual fee of $150,000. Throughout his many years of service to the Corporation, the retiring Chairman of the Board, Mr. Raymond, has performed many duties over and above those typically performed by a non-management Chair. It is anticipated that the new Chairman of the Board, when appointed, will perform a more typical non-management Chair role, and accordingly the Board has resolved that the annual fee payable to the Chairman of the Board will be reduced to $50,000 in 2002.

Each non-employee director of the Corporation, other than the Chairman of the Board, receives a fee of $1,000 for each Board meeting attended, and a fee of $500 for each committee meeting attended, except as noted below. Directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Board created a Special Committee in October, 2000 with a mandate to review strategic alternatives and identify opportunities to maximize shareholder value. The review process was completed and the committee disbanded in June, 2001. The Special Committee met numerous times in 2001 and its members, other than the Chairman of the Board, received $1,500 per day for each meeting attended in person and $500 for each telephone meeting. The Corporation paid a special bonus of $52,500 to the Chairman of the Board in recognition of his role in fulfilling the mandate of the Special Committee of the Board of Directors.

Directors of the Corporation are eligible to be granted options and currently hold options to purchase an aggregate of 550,000 Common Shares of the Corporation at an average exercise price of $4.09.

In addition to being directors of the Corporation, Messrs. Pritchett and Gardner were also officers of the Corporation during 2001 so received no compensation as directors. Mr. Gardner resigned as a director of the Corporation on December 12, 2001.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Indebtedness Under Securities Purchase Programs

The following table sets forth the indebtedness of directors, executive officers and senior officers of the Corporation in connection with the purchase of Common Shares.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001[b]	Amount Outstanding as at April 23, 2002[b]	Security for Indebtedness
Gregory S. Noval [a] Former Director and Former President and Chief Executive Officer	Lender	$1,529,655	$1,543,956	None

Notes:

(a) *The loan to Mr. Noval was initially made on a non-interest bearing basis and was payable on demand. Pursuant to a March 2000 Settlement Agreement, the loan bears interest, calculated monthly, at a rate equal to the lesser of 5% per annum and the prime rate charged from time to time by the Corporation's principal banker. In addition, it now has a maturity date of March 31, 2003. The loan is limited-recourse and is evidenced by a promissory note. Mr. Noval resigned as the President and Chief Executive Officer of the Corporation on March 24, 2000 but continued to serve as a director of the Corporation until June 20, 2001.*

(b) *Principal and accrued interest since January 1, 2001.*

Indebtedness Other Than Under Securities Purchase Programs

The following table sets forth the indebtedness of directors, executive officers and senior officers of the Corporation in connection with matters unrelated to the purchase of Common Shares.

Name and Principal Position	Involvement of issuer	Largest Amount Outstanding During 2001[b]	Amount Outstanding as at April 23, 2002[b]
Cameron W. Taylor [a] Former Vice President, Exploration	Lender	$233,750.00	$184,062.00

Notes:

(a) *The loan to Mr. Taylor was initially made on a non-interest bearing basis and was payable on demand. From January 1, 2001 until August 31, 2001 interest was charged at prime lending rate. Effective September 1, 2001, the loan bears interest at 5% per annum and is repaid in regular monthly instalments. In addition, it now has a maturity date of September 30, 2005. The loan is limited-recourse and is evidenced by a promissory note.*

(b) *Principal and accrued interest.*

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries in respect of the performance by them of the duties of their offices. The amount of coverage is $30,000,000, with a $100,000 deductible for each claim. The insurance premiums for the policy period from August 18, 2001 to August 18, 2002 were $84,118 and were all paid by the Corporation.

CORPORATE GOVERNANCE

The Toronto Stock Exchange has adopted guidelines for effective corporate governance. These guidelines deal with matters such as the mandate, constitution and independence of corporate boards of directors and board committees. The TSE requires that each listed company disclose on an annual basis its approach to corporate governance with specific reference to each of the guidelines. The Corporation's approach to corporate governance is attached to this Information Circular as Appendix "A" – Statement of Corporate Governance Practices. Additional information on the Corporation's Board and its Committees is set forth below.

The Board of Directors of the Corporation discharges its duties and responsibilities directly and through committees. The Board meets each fiscal quarter, with additional meetings called as the need arises. There were twenty-two (22) meetings of the Board of Directors during 2001. The nature of items discussed by the Board of Directors is dependent upon the then current state of the Corporation's business and the opportunities or risks which the Corporation faces. In addition, some resolutions of the Board are passed as consent resolutions, circulated in writing and signed by each director, if the nature of the resolution to be approved makes it more expedient to proceed in that manner.

The Board has created four standing committees: the Audit Committee, the Governance and Nominating Committee, the Executive Committee and the Compensation Committee, each with a clearly defined mandate. The composition of each of these committees is in line with the recommendations of the TSE. In addition, *ad hoc* committees of the Board are appointed from time to time as the need arises.

PROPOSALS BY SHAREHOLDERS

A shareholder intending to submit a proposal at an annual general meeting of shareholders must comply with the applicable provisions of the *Canada Business Corporations Act.* The Corporation will include a shareholder proposal in management's information circular prepared for the 2003 annual general meeting of shareholders provided such proposal is received by the Corporate Secretary at the Corporation's head office on or before January

23, 2003 and provided such proposal is required by the *Canada Business Corporations Act* to be included in the Corporation's information circular.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta as of April 23, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

George W. Watson
Acting President and Chief Executive Officer

(signed)

Donald R. Gardner
Executive Vice President and
Chief Financial Officer

Appendix "A"
Statement of Corporate Governance Practices

In this Appendix, the Corporation's governance practices and procedures are compared with The Toronto Stock Exchange's guidelines for effective corporate governance.

	TSE Guideline	The Corporation's Governance Procedures
1.	The board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:	The Board, either directly or through Board committees, is responsible for supervision of the management of the business and affairs of the Corporation with the objective of enhancing shareholder value.
	a) adoption of a strategic planning process	The Board oversees the development, adoption and implementation of the Corporation's strategies and major business development initiatives. The Board created a Special Committee in October, 2000 with a mandate to review strategic alternatives and identify opportunities to maximize shareholder value. The review process was completed and the committee disbanded in June, 2001.
	b) identification of the principal risks of the Corporation's business and ensuring implementation of appropriate systems to manage those risks	The Board is responsible for understanding the risks associated with the Corporation's business. Through the Audit Committee, the Board ensures implementation of appropriate risk management systems.
	c) succession planning, including appointing, training and monitoring senior management	The Board is responsible for the Corporation's management development and succession process. The Board is responsible for the general review of the Corporation's results of operations, including the evaluation of the general and specific performance of management. In addition, the Board monitors management through its regular contact with management, most of whom participate in presentations to the Board and to the Audit Committee at regularly scheduled meetings.
	d) communications policy	The Board is responsible for the Corporation's policies for communicating with shareholders and others. The executive officers of the Corporation communicate with shareholders and the media on an ongoing basis as circumstances require.
	e) integrity of internal control and management information systems	The Board assumes responsibility for the effectiveness of the Corporation's internal control and management information systems. Pursuant to its mandate, the Audit Committee reviews the effectiveness and integrity of the Corporation's management information systems, internal financial controls, safety and environmental procedures, and independent reserve engineering process.

	TSE Guideline	The Corporation's Governance Procedures
2.	A majority of directors should be unrelated.	The Corporation is in line with this guideline.
3.	The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion.	An "unrelated" director is defined as one who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. Applying this definition, all of the individuals proposed by management for election to the Board at the Meeting are unrelated with the exception of Mr. Watson, the Acting President and Chief Executive Officer. Mr. Watson will be an unrelated director upon termination of his appointment as Acting President and Chief Executive Officer.
4.	The board should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for ongoing assessment of directors.	The mandate of the Governance and Nominating Committee includes (a) identifying and proposing to the Board of Directors new nominees to the Board and to committees of the Board, and (b) proposing criteria to the Board of Directors for identifying Board candidates. The composition of this Committee is in line with the guidelines.
5.	The board should implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The mandate of the Governance and Nominating Committee includes assessing, and proposing to the Board of Directors criteria for assessing, the performance and effectiveness of the Board and its Committees on an on-going basis in accordance with an evaluation process established by the Board. At this time the Board does not have a formal process for assessing the contribution of individual directors on an ongoing basis, however directors are selected on the basis of their overall qualifications and ability to contribute to the effectiveness of the Board.
6.	The board should provide an orientation and education program for new directors.	The mandate of the Governance and Nominating Committee includes developing an orientation and education program for new directors. New directors are provided with an orientation manual and are briefed by senior management about all aspects of the Corporation's operations.
7.	The board should examine its size and if appropriate, undertake a program to reduce the number of directors to a number which facilitates more effective decision-making.	The Corporation currently has seven directors. Six persons, including five of the current directors, are being nominated by management for election at the Meeting as directors, and the Board intends to appoint a seventh director after the Meeting (See Business to be Acted Upon at the Meeting – Number of Directors). The Board considers seven directors to be an appropriate size for effective decision-making.
8.	The board should review the adequacy and form	The Compensation Committee addresses matters of

TSE Guideline		The Corporation's Governance Procedures
	of director compensation taking into account responsibilities and risks involved in being a director.	director compensation taking into account responsibilities and risks, and makes recommendations to the Board.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, such as the executive committee, may include one or more inside directors.	All Committees of the Board are in line with this guideline.
10.	The board should assume responsibility for, or assign to a committee of directors, the responsibility for developing the Corporation's approach to corporate governance issues.	The Governance and Nominating Committee is responsible for developing the Corporation's approach to governance issues, including (a) identifying and proposing to the Board of Directors new nominees to the Board and to committees of the Board, (b) proposing criteria to the Board of Directors for identifying board candidates, and (c) assessing, and proposing to the Board of Directors criteria for assessing, the performance and effectiveness of the Board, including criteria for assessing the performance of each committee and assessing, on an on-going basis in accordance with an evaluation process established by the Board, the effectiveness of committees of the Board.
11.	The board, together with the CEO should develop position descriptions for the board and the CEO, involving the definition of limits to management's responsibilities. Also, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	A position description for the CEO is in place. The Board of Directors considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include: a) approval of the annual capital and operating budget and any material changes to the budget; b) acquisition or sale of significant oil and gas properties, including significant commitments with industry partners; c) significant debt or equity financing; d) changes in management; e) all matters as required under the *Canada Business Corporations Act*; and f) significant changes in corporate policies, goals or objectives. The CEO and senior management develop the corporate objectives which the Board considers and approves and CEO is responsible for meeting.
12.	The board should have in place appropriate structures and procedures to ensure that the board can function independently of management.	The Board appoints a non-management chair to ensure the Board can function independently of management. All directors are non-management with the exception of Mr. Watson in his current role as Acting President

TSE Guideline		The Corporation's Governance Procedures
		and Chief Executive Officer. Members of the Board may request at any time that portions of a meeting be restricted to non-management directors for the purpose of discussing matters independently of management.
13.	The audit committee should be composed only of outside directors.	The Audit Committee is presently comprised of Lon C. Mitchell (Chairman), John E. Panneton and George W. Watson. Messrs. Mitchell and Panneton are outside directors. Mr. Watson has served as Acting President and Chief Executive Officer of the Corporation since January 1, 2001, and at all other times was an outside director.
	The audit committee should have specifically defined roles and responsibilities.	The Audit Committee has a broad mandate with well defined roles and responsibilities. This Committee's primary duty is to assist the Board of Directors in the proper discharge of its statutory responsibilities in regard to the review, approval and issuance of the Corporation's financial statements.
	The audit committee should have direct communication channels with internal and external auditors to discuss issues.	The auditors are invited to each meeting of the Audit Committee, during which Audit Committee members discuss and review issues directly with the auditors. As well, this Committee meets with the Corporation's auditors apart from management to determine that the auditor is satisfied with the financial statement content and disclosure.
	The audit committee should include oversight responsibility for management reporting on internal control.	The Audit Committee receives reports from the Controller of the Corporation with respect to internal control.
14.	The board should implement a system to enable individual directors to engage outside advisors at the Corporation's expense in appropriate circumstances.	Individual directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor is subject to the approval of the Board of Directors.

CANADIAN 88 ENERGY CORP.

Suite 700, 400 – 3rd Avenue SW
Calgary, Alberta, Canada
T2P 4H2

Telephone: (403) 974-8800
Facsimile: (403) 974-8811

Canadian 88 Energy Corp.

PROXY
Annual General Meeting of Shareholders
May 30, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CANADIAN 88 ENERGY CORP.

The undersigned holder of Common Shares of Canadian 88 Energy Corp. (the "Corporation") hereby appoints George W. Watson, a director and Acting President and Chief Executive Officer of the Corporation, or failing him, Donald R. Gardner, Executive Vice President and Chief Financial Officer of the Corporation, or instead of either of them, ________________________________ as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual general meeting of shareholders of the Corporation to be held on May 30, 2002 (the "Meeting") and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

1. To reappoint KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the Board of Directors to fix their remuneration:
   VOTE FOR ________ OR WITHHOLD VOTE ________
   (and, if no specification is made, to vote FOR)

2. To approve a resolution to set the number of directors to be elected at six:
   VOTE FOR ________ OR VOTE AGAINST ________
   (and, if no specification is made, to vote FOR)

3. To elect as directors of the Corporation the nominees named in the accompanying Information Circular:
   VOTE FOR ________ OR WITHHOLD VOTE ________
   (and, if no specification is made, to vote FOR)

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises. **The proxy holder may in his discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting or to other matters which may properly come before the meeting or any adjournment thereof.**

DATED this _______day of __________, 2002.

____
Name of Shareholder (Please print)

____
Signature of Shareholder (This signature should be exactly the same as the name in which the shares are registered. If this signature is on behalf of a corporation please indicate office held and apply corporate seal.)

Notes:

1 A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act on his behalf at the Meeting other than the persons designated in this form of proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and crossing out the names of the persons designated by Management of the Corporation or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy to the Corporation as indicated below.

2 This form of proxy must be dated and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the shareholder by the Corporation.

3 In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be deposited with the Corporation's transfer agent, Computershare Trust Company of Canada, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the Meeting or any adjournment thereof.